Exhibit 99.4

GDS HOLDINGS LIMITED

PROXY CARD

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GDS HOLDINGS LIMITED FOR AN ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 25, 2026.

The undersigned, a holder of ____________________________Class A ordinary shares, Series A convertible preferred shares or Series B convertible preferred shares (as applicable) of GDS Holdings Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of this annual general meeting of shareholders of the Company (the “Meeting”) (the “Notice”) and proxy statement, and hereby appoints

_________________________________________________________________ (insert name) or failing him/her, the chairman of the Meeting, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting to be held at Beijing Meeting Room, F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, P.R.C. at 4:00 p.m. (China Standard Time) on June 25, 2026 and at any adjournment thereof, and to vote all the aforesaid Class A ordinary shares, Series A convertible preferred shares or Series B convertible preferred shares (as applicable) which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the Meeting, all as set forth in the Notice and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted at the discretion of the holder of the proxy “FOR” the following proposals:

Ordinary resolutions

Proposal 1: Re-election of Mr. Gary J. Wojtaszek as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 2: Election of Mr. David Zhang as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 3: Re-election of Ms. Hua (Kathy) Chen as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 4: Extension of the effectiveness of the Company’s 2016 Equity Incentive Plan for a period of three (3) years.

For	Against	Abstain
☐	☐	☐

Proposal 5: Confirmation of the appointment of KPMG Huazhen LLP as independent auditor of the Company for the fiscal year ending December 31, 2026.

For	Against	Abstain
☐	☐	☐

Proposal 6: Authorization of the Board of Directors of the Company to approve allotment or issuance, in the 12-month period from the date of the Meeting, of ordinary shares or other equity or equity-linked securities of the Company up to an aggregate thirty per cent. (30%) of its existing issued share capital of the Company at the date of the Meeting, whether in a single transaction or a series of transactions (OTHER THAN any allotment or issues of shares on the exercise of any options or warrants granted by the Company from time to time or any shares issued on the conversion by Ping An Insurance and by STT of the convertible and redeemable bonds due 2019 held by Ping An Insurance and STT respectively).

For	Against	Abstain
☐	☐	☐

Proposal 7: Authorization of each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

For	Against	Abstain
☐	☐	☐

Dated: ___________, 2026

Shareholder Name:

Signature

This Proxy Card must be signed by the person registered in the register of members of the Company at the close of business on June 4, 2026 (China Standard Time). In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

NOTES

1.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to appoint proxy in the space provided, failing which the chairman of the Meeting will be appointed as your proxy.

2.	Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. For holders of Class A ordinary shares registered on our branch register of members in Hong Kong, to be valid, this form must be completed and returned by mail or by hand to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time for holding the Meeting or any adjourned meeting. For holders of ordinary shares, Series A convertible preferred shares or Series B convertible preferred shares registered on our principal register of members in the Cayman Islands, to be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of Cathy Zhang, GDS Holdings Limited, F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, P.R.C., +86-21-20292200, as soon as possible and in any event not later than 48 hours before the time for holding the Meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish and in such event, the proxy shall be deemed to be revoked.

3.	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company's register of members in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

4.	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

5.	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

6.	Any alterations made to this form must be initialed by you.